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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549





                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                          Date of Report: July 28, 1999


                                BAAN COMPANY N.V.


                            Baron van Nagellstraat 89
                                3770 AC Barneveld
                                 The Netherlands
                                       and
                         11911 Freedom Drive, Suite 300
                           Reston, Virginia USA 20190
                   (Addresses of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                     Form 20-F  [X]         Form 40-F  [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                     Yes  [ ]                No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                     82- N.A.

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                                BAAN COMPANY N.V.
                                    FORM 6-K


Pursuant to the Act of 26 March 1998 Amending the Act on the Supervision of the Securities Trade of 1995 (the "Dutch Securities Act"), which amendments became effective April 1, 1999, Dutch companies are required to notify the Stichting Toezicht Effectenverkeer ("STE") of certain transactions in company securities. Baan Company N.V., a Netherlands corporation ("Baan"), made its regular quarterly notification under these amendments with the STE on July 28, 1999 for the quarterly period April 1 - June 30, 1999 (2Q99). Baan reported to the STE that:

     (i) During 2Q99, the Company granted 2,445,777 options in the Company's shares pursuant to the Baan 1993 Stock Plan;

     (ii) Mr. Tom Tinsley, then Chairman of the Baan Management Board, was granted 250,000 options in Baan shares on May 25 at the fair market value for Baan shares as of close of trading that day; and

     (iii) Mr. Pierre Everaert, Chairman of the Baan Supervisory Board, purchased 125,000 shares in the Company on the Amsterdam Exchange on May 20 while the Company was in an open period.


                                      -2-

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      BAAN COMPANY N.V.


                                      By: /s/ ROBERT GOUDIE
                                         ---------------------------------------
                                         Robert Goudie
                                         Senior Vice President, General Counsel
                                         and Secretary to the Board of Directors

Date: July 28, 1999